SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*

               AMERICAN STATES FINANCIAL CORPORATION
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                            029861-10-1
                              (CUSIP
                              Number)

            John L.Steinkamp, Associate General Counsel
                   Lincoln National Corporation
         200 East Berry Street, Fort Wayne, Indiana 46802
                        Phone: 219/455-3628
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                          August 21, 1997
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G

to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Person; S.S. or I.R.S. Identification No.
   of Reporting Person:

   Lincoln National Corporation              35-1140070

2. Check the Appropriate Box if a Member of a Group (See instructions)

   (a)     [  X  ]
   (b)     [     ]

3. SEC Use Only

4. Source of Funds  (See instructions)

   WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)  [   ]

6. Citizenship or Place of Organization:  Indiana

Aggregate Amount of Shares Beneficially Owned by Reporting Person with:

7. Sole Voting Power:  50,000,000
   (Represents the aggregate number of shares beneficially owned by the Reporting Persons filing this Schedule 13D -- see Attachment A; see also Item 5)

8. Shared Voting Power:  0

9. Sole Dispositive Power:  50,000,000
   (Represents the aggregate number of shares beneficially owned by the Reporting Persons filing this Schedule 13D -- see Attachment A;
   see also Item 5)

10. Shared Dispositive Power:  0

11.Aggregate Amount Beneficially Owned by Reporting Person:  50,000,000
   (Represents the aggregate number of shares beneficially owned by the Reporting Persons filing this Schedule 13D -- see Attachment A; see also Item 5)

12.Check if the Aggregate Amount in Row (11) Excludes Certain
   Shares:  [   ]

13.Percent of Class Represented by Amount in Row (11):  83.3%

14.Type of Reporting Person  (See instructions)

   HC, CO
1. Name of Reporting Person; S.S. or I.R.S. Identification No.
   of Reporting Person:

   The Lincoln National Life Insurance Company    35-0472300

2. Check the Appropriate Box if a Member of a Group (See instructions)

   (a)    [  X  ]
   (b)    [     ]

3.SEC Use Only

4.Source of Funds  (See instructions)

   00
   (Capital contribution from Lincoln National Corporation (parent) in exchange for additional shares of The Lincoln National Life
   Inusrance Company [although no additional shares of The Lincoln National Life Insurance Company will be issued])

5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization:  Indiana

Aggregate Amount of Shares Beneficially Owned by Reporting Person with:

7. Sole Voting Power:  50,000,000
   (Represents the aggregate number of shares beneficially owned by the Reporting Persons filing this Schedule 13D -- see Attachment A;
   see also Item 5)

8. Shared Voting Power:  0

9. Sole Dispositive Power:  50,000,000
   (Represents the aggregate number of shares beneficially owned by the Reporting Persons filing this Schedule 13D -- see Attachment A;
   see also Item 5)

10.Shared Dispositive Power:  0

11.Aggregate Amount Beneficially Owned by Reporting Person: 50,000,000
   (Represents the aggregate number of shares beneficially owned by the Reporting Persons filing this Schedule 13D -- see Attachment A;
   see also Item 5)

12.Check if the Aggregate Amount in Row (11) Excludes Certain
   Shares:  [   ]

13.Percent of Class Represented by Amount in Row (11):  83.3%

14.Type of Reporting Person  (See instructions)

   IC, CO
1. Name of Reporting Person; S.S. or I.R.S. Identification No.
   of Reporting Person:

   Lincoln Funds Corporation       52-2045610

2. Check the Appropriate Box if a Member of a Group (See instructions)

   (a)    [  X  ]
   (b)    [     ]

3. SEC Use Only

4. Source of Funds  (See instructions)

   00
   (Capital contribution from Lincoln National Corporation
   (parent) to subscribe for all of the issued and outstanding shares of Lincoln Funds Corporation common stock.)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)  [   ]

6. Citizenship or Place of Organization:  Delaware

Aggregate Amount of Shares Beneficially Owned by Reporting Person with:

7. Sole Voting Power:  50,000,000
   (Represents the aggregate number of shares beneficially owned by the Reporting Persons filing this Schedule 13D -- see Attachment A;
   see also Item 5)

8. Shared Voting Power:  0

9. Sole Dispositive Power:  50,000,000
   (Represents the aggregate number of shares beneficially owned by the Reporting Persons filing this Schedule 13D -- see Attachment A;
   see also Item 5)

10.Shared Dispositive Power:  0

11.Aggregate Amount Beneficially Owned by Reporting Person:  50,000,000
   (Represents the aggregate number of shares beneficially owned by the Reporting Persons filing this Schedule 13D -- see Attachment A;
   see also Item 5)

12.Check if the Aggregate Amount in Row (11) Excludes Certain
   Shares:  [   ]

13.Percent of Class Represented by Amount in Row (11):  83.3%

14.Type of Reporting Person  (See instructions)

   CO

                            ATTACHMENT A


    The Lincoln National Life Insurance Company ( LNLIC ) has acquired 25,000,000 shares of American States Financial Corporation ("ASFC") Common Stock and Lincoln Funds Corporation ( LFC ) has acquired 7,500,000 shares of ASFC Common Stock from Lincoln National Corporation ( LNC ). Prior to such acquisition, LNC directly owned 50,000,000 shares of ASFC Common Stock; thus, after such acquisition, LNC continues to own directly 17,500,000 shares of ASFC Common Stock.
LNLIC and LFC are direct wholly-owned subsidiaries of LNC.

                         AMENDMENT NO. 3
                                TO
         STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                              OF THE
                  GENERAL RULES AND REGULATIONS
                            UNDER THE
                 SECURITIES EXCHANGE ACT OF 1934


Item 2.   Identity and Background.

Item 2 is amended to read in its entirety as follows:

This statement is being filed by Lincoln National Corporation, an Indiana corporation ( LNC ), and two of LNC s direct wholly-owned subsidiaries, The Lincoln National Life Insurance Company, an Indiana corporation
( LNLIC ) which has its principal office and business address at 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506, and Lincoln Funds Corporation, a Delaware corporation ( LFC )which has its principal office and business address at 1403 Foulk Road, Suite 102, Foulkstone Plaza, Wilmington, Delaware 19803. LNC has its principal office and business address at 200 East Berry Street, Fort Wayne, Indiana 46802-2706.

LNC is a holding company whose operating subsidiaries are primarily engaged in the insurance and financial services businesses.

Each executive officer and director of LNC, LNLIC and LFC is a citizen of the United States. The name, business address and present principal occupation of each such executive officer and director are set forth in Annex I to this statement, which is incorporated herein by reference.

None of LNC, LNLIC and LFC nor, to the best of their knowledge, any director or executive officer of LNC, LNLIC or LFC has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented by adding to the information previously filed under this item the following:

LNC gave, in the form of capital contributions, 7,500,000 shares of ASFC Common Stock for all of the issued and outstanding shares of LFC common stock, and 25,000,000 shares of ASFC Common Stock to LNLIC in exchange for additional shares of LNLIC common stock (although no additional shares of LNLIC will be issued).


Item 4.   Purpose of Transaction.

Item 4 is amended and supplemented by adding to the information previously filed under this item the following:


Prior to the acquisition of the ASFC Common Stock, SAFECO Corporation ( Buyer ), LNC, LNLIC, LFC and American States Financial Corporation (the Issuer ) entered into Amendment No. 1 to the Voting Agreement dated as of July 22, 1997, which adds LNLIC and LFC as parties to the Voting, Support and Indemnification Agreement dated June 6, 1997. Accordingly, each of LNLIC and LFC (together with LNC) has agreed, among other things, (i) to vote all ASFC Common Stock held by it in favor of (x) the merger of ASFC Acquisition Co., a wholly owned subsidiary of Buyer ( Buyer Sub ), with and into the Issuer (the Merger ), (y) the Agreement and Plan of Merger dated as of June 6, 1997, by and among the Issuer, Buyer and Buyer Sub, and (z) the transactions contemplated thereby, and (ii) to grant Buyer an irrevocable proxy in all ASFC Common Stock held by it for purposes of a vote at a meeting of the holders of ASFC Common Stock held to consider the Merger.

Item 5.   Interest in Securities of the Issuer.

Item 5 is amended and supplemented by adding to the information previously filed under this item the following:

On August 14, 1997, LNLIC acquired 25,000,000 shares of ASFC Common Stock from LNC in exchange for additional shares of LNLIC stock.

On August 14, 1997, LFC acquired 7,500,000 shares of ASFC Common
Stock from LNC for all of the issued and outstanding shares of LFC.

The following executive officers and directors of LNC, LNLIC and LFC beneficially own the number of shares of ASFC Common Stock set forth opposite their respective names:

LNC, LNLIC and LFC Executive       Number of Shares of ASFC
Officers and Directors;            Common Stock Beneficially owned
                                   as of August 21, 1997:
Nancy J. Alford                         0
Robert A. Anker                     1,000
Roland C. Baker                         0
J. Patrick Barrett                      0
Thomas D. Bell, Jr.                     0
Jon A. Boscia                           0
George M. Chamberlain, Jr.              0
George E. Davis                         0
David K. Downes                         0
June E. Drewry                          0
C. Lawrence Edris                       0
Daniel R. Efroymson                     0
Melanie T. Hall                         0
Joseph H. Hastings                      0
J. Michael Hemp                         0
Philip L. Holstein                      0
Jack D. Hunter                          0
Harry L. Kavetas                   10,000
Barbara S. Kowalczyk                    0
M. Leanne Lachman                       0
Stephen H. Lewis                        0
H. Thomas McMeekin                      0
Earl L. Neal                            0
Jeffrey J. Nick                         0
Roel Pieper                             0
John M. Pietruski                       0
Richard S. Robertson                    0
Ian M. Rolland                          0
Arthur S. Ross                          0
Lawrence T. Rowland                     0
Keith J. Ryan                           0
Jill S. Ruckelshaus                     0
Gabriel L. Shaheen                    800*
Donald L. VanWyngarden                  0
Richard C. Vaughan                      0
Gordon A. Walker                        0
Michael R. Walker                     300
Roy Washington                          0
Gilbert R. Whitaker, Jr.                0
Michael L. Wright                       0

*Number of shares confirmed as of March, 1997

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding to the information previously filed under this item the following:

As described in Item 4 above, LNLIC and LFC have been added as parties to the Voting Agreement. Their obligation to vote in favor of the Merger is subject to the receipt of any required state insurance department approvals. A copy of Amendment No. 1 to the Voting Agreement is included as
Exhibit VII and is incorporated herein by reference.



Item 7.  Material to be Filed as Exhibits.

Item 7 is amended and supplemented by adding to the information previously filed under this item the following:

Exhibit VII      Amendment No. 1 to Voting Agreement
Exhibit VIII  Joint Filing Agreement
                                                         Annex I


                  DIRECTORS AND EXECUTIVE OFFICERS

   Set forth below are the names of each director and executive officer of LNC, LNLIC and LFC and the position each such director and executive officer holds with such company or, where appropriate, with a subsidiary of such company. Unless otherwise noted below:
(i) the principal occupation of each such director and executive officer is his or her position with LNC, LNLIC or LFC; (ii) the business address of each LNC director or executive officer is 200 East Berry Street, Fort Wayne, Indiana 46802; and (iii) the business address of each LNLIC director or executive officer is 1300 South Clinton Street, Fort Wayne, Indiana 46802.


                Position with       Principal Occupation
Name            LNC                 and/or Business Address

George E. Davis Senior Vice President

June E. Drewry  Senior Vice President

Jack D. Hunter  Executive Vice President
                and General Counsel

Barbara S.Kowalczyk Senior Vice President

H. Thomas McMeekin  Executive Vice President
                    and Chief Investment
                    Officer

Richard S.Robertson Executive Vice President

Ian M. Rolland  Chairman and Director
                Chief Executive Officer
                and President

Donald L.
   VanWyngarden Second Vice President
                and Controller

Richard C. Vaughan  Executive Vice President
                    and Chief Financial
                    Officer

J. Patrick Barrett  Director,              Chairman and Chief
                                           Executive Officer
                                           CARPAT Investments
                                           4605 Watergap
                                           Manlius, NY  13104

Thomas D. Bell, Jr. Director               President and Chief
                                           Executive Officer
                                           Burson-Marsteller
                                           230 Park Avenue South
                                           New York, NY  10003


Daniel R. Efroymson Director               President, Treasurer
                                           and Director
                                           Real Silk Investments,Inc.
                                           445 N.Pennsylvania Street
                                           Suite 500
                                           Indianapolis, IN  46204

Harry L. Kavetas    Director               Chief Financial Officer
                                           and Executive Vice
                                           President
                                           Eastman Kodak Company
                                           343 State Street
                                           Rochester, NY  14650

M. Leanne Lachmman  Director               Managing Director
                                           Schroder Real Estate
                                           Associates
                                           437 Madison Avenue
                                           18th Floor
                                           New York, NY  10022

Earl L. Neal        Director               Attorney at Law
                                           Earl L.Neal & Associates
                                           111 West Washington Street
                                           Suite 1700
                                           Chicago, IL  60602

Roel Pieper         Director               President, Chief Executive
                                           Officer and Director
                                           Tandem Computers, Inc.
                                           10435 North Tantau Avenue
                                           MS 200-01
                                           Cupertino, CA  95014

John M. Pietruski    Director              Chairman
                                           Texas Biotechnology Corp.
                                           One Penn Plaza
                                           Suite 3408
                                           New York, NY  10119

Jill S. Ruckelshaus Director               Director
                                           Seattle First Bank Corp.
                                           1015 Evergreen Point Road
                                           Medina, WA  98039

Gordon A. Walker     Director              Chariman and Chief
                                           Executive Officer
                                           Hollinee, Inc.
                                           25 Skippack Pike
                                           Ambler, PA  19002

Gilbert R.
Whitaker, Jr.   Director                   Dean and Professor of
                                           Business Economics
                                           Jone Graduate School of
                                           Administration  M531
                                           Rice University
                                           6100 South Main Street
                                           Houston, TX  77005



Robert A. Anker (officer of affiliate)     Chairman and Chief
                                           Executive Officer
                                           American States Financial
                                           Corporation
                                           500 North Meridian Street
                                           Indianapolis, IN  46204

Jon A. Boscia  (officer of affiliate)      Director, Chief Executive
                                           Officer and President
                                           The Lincoln National Life
                                           Insurance Company
                                           1300 South Clinton Street
                                           Fort Wayne, IN  46802

Jeffrey J. Nick (officer of affiliate)     Chief Executive Officer
                                           and President
                                           Lincoln National Investment
                                           Companies, Inc.
                                           200 East Berry Street
                                           Fort Wayne, In  46802

Lawrence T. Rowland (officer of affiliate)   President and Chief
                                             Executive Officer
                                             Lincoln National
                                             Reassurance Company
                                             One Reinsurance Place
                                             1700 Magnavox Way
                                             Fort Wayne, IN  46804

Gabriel L. Shaheen   (officer of affiliate)  Managing Director
                                             Lincoln National (UK) plc
                                             The Quays
                                             101-105 Oxford Road
                                             Uxbridge
                                             Middlesex UB8 1LZ  U.K.


               Position with      Principal Occupation
Name           LNLIC              and/or Business Address

Nancy J. Alford  Vice President

Roland C. Baker  (officer of affiliate) Director and President
                                        First Penn-Pacific Life
                                        Insurance Company
                                        1300 South Clinton Street
                                        Fort Wayne, IN 46802

Jon A. Boscia  Director, Chief
               Executive Officer
               and President

C. Lawrence Edris Vice President

Melanie T. Hall   Vice President

J. Michael Hemp   Senior Vice President

Philip L. Holstein (officer of affiliate)Director, President and
                                         Treasurer
                                         Lincoln Life & Annuity
                                         Company of New York
                                         120 Madison Street, MONY
                                         Tower II, Suite 1700
                                         Syracuse, NY  13202-2802

Jack D. Hunter    Director, Executive    (see above)
                  Vice President and
                  General Counsel

Stephen H. Lewis  Senior Vice President

H. Thomas McMeekin Director                  (see above)

Ian M. Rolland     Director                  (see above)

Arthur S. Ross     Vice President

Lawrence T. Rowland Director and             (see above)
                    Executive Vice President

Keith J. Ryan  Vice President, Chief
               Financial Officer and
               Assistant Treasurer

Richard C. Vaughan Director                  (see above)

Michael R. Walker  Vice President

Roy V. Washington  Vice President

Michael L. Wright  Senior Vice President






               Position with      Principal Occupation
Name           LFC                and/or Business Address

Barbara S. Kowalczyk Director      (see above)

Ian M. Rolland       Director      (see above)

Richard C. Vaughan   Director      (see above)

Jeffrey J. Nick      President     (see above)

David K. Downes      Vice President   Executive Vice President,
                                      Chief Operating Officer and
                                      Chief Financial Officer
                                      Delaware Management
                                      Holdings, Inc.
                                      One Commerce Square
                                      2005 Market Street
                                      Philadelphia, PA  19103

George M.
Chamberlain,Jr.       Secretary       Senior Vice President,
                                      Secretary and General
                                      Counsel
                                      Delaware Management
                                      Holdings, Inc.
                                      One Commerce Square
                                      2005 Market Street
                                      Philadelphia, PA   19103

Joseph H. Hastings  Treasurer         Senior Vice President,
                                      Corporate Controller and
                                      Treasurer
                                      Delaware Management
                                      Holdings, Inc.
                                      One Commerce Square
                                      2005 Market Street
                                      Philadelphia, PA   19103




                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            LINCOLN NATIONAL CORPORATION

August 21, 1997        By: /S/RICHARD VAUGHAN
Date                   Name:  Richard C. Vaughan
                       Title: Executive Vice President
                       and Chief Financial Officer


                       THE LINCOLN NATIONAL LIFE
                            INSURANCE COMPANY


August 21, 1997       By: /S/JON A. BOSCIA
Date                   Name:   Jon A. Boscia
                       Title:  Chief Executive
                       Officer and President


                       LINCOLN FUNDS CORPORATION


August 21, 1997       By: /S/JEFFREY J. NICK
Date                   Name: Jeffrey J. Nick
                       Title:President

                                                     Exhibit VII


                          AMENDMENT NO. 1
                                 TO
                          VOTING AGREEMENT


   THIS AMENDMENT NO. 1 (this Amendment ) to the Voting Agreement (as defined below) is made and entered into as of July 22, 1997, by and among SAFECO Corporation, a Washington corporation ( SAFECO ), Lincoln National Corporation, an Indiana corporation ( LNC ), The Lincoln National Life Insurance Company, an Indiana corporation ( LNLIC ),Lincoln Funds Corporation, a Delaware corporation ( LFC ), and American States Financial Corporation, an Indiana corporation ( ASFC ).

   WHEREAS, SAFECO and LNC are parties to, and ASFC has agreed to and acknowledged Sections 3 and 6 of, that certain Voting, Support and Indemnification Agreement dated June 6, 1997 (the Voting Agreement );

   WHEREAS, LNC desires to transfer certain shares of Common Stock (as defined in the Voting Agreement) to each of LNLIC and LFC; and

   WHEREAS, Section 3(e) of the Voting Agreement provides that, prior to such transfer, LNLIC and LFC shall become parties to the Voting Agreement;

   NOW, THEREFORE, in consideration of the premises, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto do hereby agree, effective for all purposes as of the date first above written, as follows:

   1. The Voting Agreement is hereby amended to add each of LNLIC and LFC as a party thereto.

   2. Each of LNLIC and LFC shall be, and hereby is, bound by the terms of the Voting Agreement.

   3. The Voting Agreement is hereby ratified and confirmed in all other respects, and the Voting Agreement, as amended by this Amendment, shall continue in full force and effect.

   IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

                             SAFECO CORPORATION

                             By: /S/ROD A. PIERSON
                                 Name: Rod A. Pierson
                                 Title:  Senior Vice President
                                  and Chief Financial Officer


                             LINCOLN NATIONAL CORPORATION

                             By: /S/BARBARA S. KOWALCZYK
                                 Name: Barbara S. Kowalczyk
                                 Title:Senior Vice President


                             THE LINCOLN NATIONAL LIFE
                             INSURANCE COMPANY

                             By: /S/JON A. BOSCIA
                                  Name: Jon A. Boscia
                                  Title:President and Chief
                                  Executive Officer


                             LINCOLN FUNDS CORPORATION

                             By:/S/JEFFREY J. NICK
                                Name: Jeffrey J. Nick
                                Title:President


                             AMERICAN STATES FINANCIAL
                             CORPORATION

                             By:/S/WILLIAM J. LAWSON
                            Name: Wlliam J. Lawson
                            Title:President and Chief
                            Operating Officer

                                                      Exhibit VIII



                      JOINT FILING AGREEMENT


   In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of American States Financial Corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. It is understood that in connection with such Statement and all amendments thereto each such party shall be responsible only for information supplied by such party.

   In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 21st day of August, 1997.


                             LINCOLN NATIONAL CORPORATION


                             By:/S/RICHARD C. VAUGHAN
                              Name:  Richard C. Vaughan
                              Title: Executive Vice President
                               and Chief Financial Officer


                             THE LINCOLN NATIONAL LIFE
                             INSURANCE COMPANY

                             By:/S/JON A. BOSCIA
                              Name:  Jon A. Boscia
                              Title: President and Chief
                                     Executive Officer


                             LINCOLN FUNDS CORPORATION

                             By:/S/JEFFREY J. NICK
                              Name:  Jeffrey J. Nick
                              Title: President